Exhibit 99.114

WonderFi Announces Q2 2022 Financial Results

Commences Revenue Generation, Adds $412 million of Assets Under Custody ("AUC") and Approaches 750,000 Users

Vancouver, British Columbia--(Newsfile Corp. - May 16, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") today announced its second quarter 2022 financial results for the period ended March 31, 2022. All financial references are in Canadian dollars unless otherwise noted.

Financial Highlights:

•	WonderFi has commenced revenue generation through its acquisition of Bitbuy on March 25, 2022
•	Total assets as of March 31, 2022 were $598 million, including $18.8 million in cash and $20.6 million in crypto assets, as well as $412 million of AUC for customers
•	Cash used in operating activities, excluding one-time transaction costs related to the Bitbuy acquisition, of $4.1 million for the quarter ended March 31, 2022
•	Total loss and comprehensive loss of $14 million for the quarter ended March 31, 2022

Operating Highlights:

•	Closed acquisition of Bitbuy on March 25, 2022
•	Completed "bought deal" public offering for aggregate gross proceeds of $45 million

Subsequent to March 31, 2022

•	Signed definitive agreement to acquire Coinberry Limited ("Coinberry") on April 18, 2022
•	On closing of the acquisition, WonderFi will house one of the largest communities of Web3 users in Canada with over 750,000 users

"WonderFi's second quarter was marked by the transformative acquisition of Bitbuy, which immediately positions the company as one the leading regulated crypto exchange businesses in Canada. The signing of the definitive agreement to acquire Coinberry so soon after the closing of the Bitbuy transaction will further add to the company's leadership position within the industry and we are excited for what the future holds as we integrate all of our businesses to continue our rapid user acquisition growth and explore ways to unlock cost synergy opportunities," said Ben Samaroo, CEO of WonderFi.

Summary of Financial Results for the Quarter ended March 31, 2022

Revenues were $254K for the three and six months ended March 31, 2022, compared to $nil for the same three and six month ended period in 2021. The increase in revenue was due to the acquisition of Bitbuy and represents the activity of Bitbuy from March 25, 2022, to March 31, 2022.

The Company's operating expenses were $14.1 million and $19.4 million for the three and six months ended March 31, 2022, respectively, compared to $439K for the period from January 30, 2021, the Company's incorporation date, to March 31, 2021. The operating expenses increased for the three and six months ended March 31, 2022, compared to the respective prior periods as spending on labour, marketing and software development increased to support the Company's business expansion.

Of total operating costs, one-time expenses of $7.9 million and $10.2 million for professional and consulting fees were incurred for the three and six months ended March 31, 2022, respectively, related to the acquisition of Bitbuy and the $45 million "bought deal" financing. Out of the one-time costs for the Bitbuy acquisition, $5.5 million was paid through shares. Finally, non-cash share-based payments of $2.6 million and $3.5 million, respectively, for the three and six months ended March 31, 2022, were related to the issuance of stock options and RSUs to employees, directors, and external consultants.

Access to Financial Statements and Management Discussion and Analysis

Complete financial statements along with related management discussion and analysis can be found in the System for Electronic Document Analysis and Retrieval (SEDAR), the electronic filing system for the disclosure documents of issuers across Canada at www.SEDAR.com.

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi provides unified access to digital assets including crypto, DeFi, gaming and NFTs, in a compliant and regulated environment. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access finance in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward- looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein. A more fulsome description of risk factors that may impact our business, financial condition and results of operation is set out in our management's discussion and analysis and financial statements for the for the period ended March 31, 2022, as well as our annual information form, available on SEDAR.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that termis defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/124086